SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          Commission File Number 0-4769

                           NOTIFICATION OF LATE FILING

                                  (Check One):
[ ] Form 10-K     [ ] Form 20-F    [ ] Form 11-K  [X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended:                May 4, 2001
                 ---------------------------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Transition Period Ended:____________________________________________________


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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates: ........................


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Part I--Registrant Information

     Full Name of Registrant         Dollar General Corporation
                             ---------------------------------------------------

     Former Name (if Applicable)
                                 -----------------------------------------------

     Address of Principal Executive Office (Street and Number) 100 Mission Ridge
                                                               -----------------

     City, State and Zip Code:    Goodlettsville, Tennessee 37072
                               -------------------------------------------------

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Part II--Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           |   (a)  The reasons  described in  reasonable  detail in Part III of
           |        this form  could | not be  eliminated  without  unreasonable
           |        effort or expense;
           |
           |   (b)  The subject annual report,  semi-annual  report,  transition
           |        report on Form  10-K,  Form  20-F,  11-K or Form  N-SAR,  or
   [_]     |        portion  thereof  will be filed on or before  the  fifteenth
           |        calendar  day  following  the  prescribed  due date;  or the
           |        subject  quarterly report or transition report on Form 10-Q,
           |        or  portion  thereof  will be filed on or  before  the fifth
           |        calendar day following the prescribed due date; and
           |
           |   (c)  The accountant's statement or other exhibit required by Rule
           |        12b-25(c) has been attached if applicable.


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Part III--Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     As announced by the Company on April 30, 2001, the Company has become aware of certain accounting issues that are expected to necessitate the restatement of the Company's audited financial statements for fiscal years 1998 and 1999, as well as the previously released unaudited financial information for fiscal year 2000. Until the Company's ongoing review of these issues is completed, the Company will be unable to finalize its audited financial statements for fiscal year 2000 or any financial statements for any subsequent interim period of the current fiscal year.

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Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

 James J. Hagan                    (615)                         855-4000
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     (Name)                    (Area Code)                 (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    [_] Yes                 [X] No

     Annual Report on Form 10-K for the year ended February 2, 2001.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [X] Yes                 [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Until the Company's ongoing review of accounting issues relating to the Company's audited financial statements for fiscal years 1998 and 1999 and the previously released unaudited financial information for fiscal year 2000 is completed, the Company will be unable to estimate the extent of the changes in the results of operations for the first quarter of fiscal year 2001 over the corresponding period of fiscal year 2000.


                           Dollar General Corporation
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                         (name as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 18, 2001


                                       By:    /s/ James J. Hagan
                                              ---------------------------------
                                       Name:  James J. Hagan
                                              ---------------------------------
                                       Title: Executive Vice President and
                                              Chief Financial Officer
                                              ---------------------------------